September 21, 2011

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:	Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 98 (the “Amendment”) to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the “Trust”) filed on Form N-1A on September 9, 2011, regarding the Guggenheim China Yuan Bond ETF (now named the “Guggenheim Yuan Bond ETF”), a new series of the Trust (the “Fund”).  Below, we describe the changes to be made to the Fund’s prospectus and/or statement of additional information (“SAI”) in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the final version of the Fund’s prospectus and/or SAI to be filed under Rule 497 under the Securities Act of 1933 (the “Securities Act”) via EDGAR on or about the date hereof.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.                      In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                      The “Tandy” representations are set forth at the end of this letter.

PROSPECTUS:

Comment 2.                      If the prospectus does not already specify the following, please add disclosure clarifying that the Chinese government may restrict the ability of non-Chinese issuers to issue Yuan-denominated bonds in the “Dim Sum” market and that the supply of eligible securities for the Index, and thus the Fund, may accordingly be limited.

Response 2.                      The disclosure has been revised accordingly.

Comment 3.                      Adjacent to the caption in the Fee Table “Distribution and service (12b-1) fees,” please insert “0.00%,” rather than “ – %”.

Response 3.                      We have revised the disclosure accordingly.

Comment 4.                      In Response 15 of the response letter you filed in connection with the Amendment (the “Prior Letter”), you indicated that the Fund does not presently anticipate that in tracking the Index it will experience high portfolio turnover.  Please acknowledge that if the Fund does in fact experience active and frequent trading of portfolio securities to achieve its principal investment strategies, the Fund’s prospectus will be supplemented to reflect that fact and (a) explain the tax consequences to shareholders of increased portfolio turnover, and (b) how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response 4.                      We do acknowledge that in such event, the Fund’s prospectus will be supplemented accordingly.

Comment 5.                      In connection with Response 19 to the Prior Letter, please (a) clarify whether the Fund currently intends to invest up to 20% of its assets in any one type of the instruments set forth under “Non-Principal Investment Strategies” and (b) confirm that if the Fund does invest such amount (or close to it) of its assets in any one type of such instruments, the Fund will supplement its prospectus accordingly to reflect that the use of such instrument(s) is part of the Fund’s principal investment strategies (and that the resulting risks are among the Fund’s principal investment risks).

Response 5.                      We hereby confirm that (a) the Fund does not intend to invest up to 20% of its assets in any one type of such instruments and (b) that in such event, the Fund will supplement its prospectus accordingly.

Comment 6.                      In connection with Response 20 to the Prior Letter, please further clarify the extent to which the Fund may utilize options.  In particular, please specify whether the Fund may buy or sell options and please disclose the risks of each strategy.

Response 6.                      We have revised the disclosure accordingly.

Comment 7.                      In the section “How to Buy Shares,” please clarify the definition of the term “proper form” so as to not solely define such term by reference to the Fund’s Participation Agreement.

Response 7.                      We have revised the disclosure concerning the definition of “proper form” to clarify that it refers to the requirements set forth in the Participant Agreement regarding submission and logistics.

SAI:

Comment 8.                      Please further confirm that (a) the Fund does not intend to utilize leverage as a principal strategy and (b) that if the Fund’s use of leverage differs from that currently set forth in the prospectus and SAI, the Fund will supplement those documents accordingly.

Response 8.  We do hereby confirm both (a) and (b).

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Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz